[redacted]

08028745

BB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northstar Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 BUTTERFIELD DRIVE, SUITE 220
(No. and Street)

TROY	MI	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH CHAPUT (248) 290-5273
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SKILLMAN GROUP, P.L.C.
(Name – *if individual, state last, first, middle name*)

2150 BUTTERFIELD DRIVE, SUITE 210, TROY, MI 48084
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MA 3/20

OATH OR AFFIRMATION

I, KENNETH CHAPUT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTHSTAR FINANCIAL PARTNERS, INC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P. /CFO

Title

Notary Public

GERALD HAKALA
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF OAKLAND
My Commission Expires Jan 3, 2011
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHSTAR FINANCIAL PARTNERS, INC.

FINANCIAL STATEMENTS
Year Ended December 31, 2007

NORTHSTAR FINANCIAL PARTNERS, INC.

TABLE OF CONTENTS

SKILLMAN, BOYLE, POLLACK, SMITH & GILROY P.L.C.
Certified Public Accountants and Business Advisors

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
100

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

We have audited the accompanying statement of financial condition of NorthStar Financial Partners, Inc. (a Michigan Corporation) as of December 31, 2007, and the related statements of income, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Financial Partners, Inc. as of December 31, 2007 and the results of operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Skillman Boyle Pollack Smith & Gilroy
Certified Public Accountants

February 17, 2008

NORTHSTAR FINANCIAL PARTNERS, INC.

BALANCE SHEETS
December 31, 2007

ASSETS

Current assets:		
Cash	$	25,634
Accounts receivable, net		96,529
Total current assets		122,163
Furniture and equipment, net		8,814
Other assets		2,014
Total assets	$	132,991

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	66,414
Stockholders Equity:		
Common stock		70,000
Paid in capital		3,734
Accumulated Deficit		(7,157)
Total stockholders' equity		66,577
Total liabilities and stockholders' equity	$	132,991

Refer to Accountants' Audit Report and Notes to Financial Statements

NORTHSTAR FINANCIAL PARTNERS, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2007

Revenue:	
Commissions	$ 3,509,777
Interest	35,962
Total revenues	3,545,739
Expenses:	
Commissions and clearance fees	2,941,722
Administrative	10,352
Education and seminars	501
Gifts	767
Computer	5,981
Insurance, net of reimbursements of $11,202	(8,866)
Licenses and registrations	5,381
Office supplies	4,460
Outside services	205,321
Management fees	295,500
Postage and delivery	40
Printing and reproduction	1,638
Professional fees	30,388
Network Consulting	1,404
Rent	12,366
Research	5,438
Dues and subscriptions	3,575
Taxes, other	802
Travel and entertainment	21,540
Utilities	7,393
Total expenses	3,545,703
Net Income	$ 36

Refer to Accountants' Audit Report and Notes to Financial Statements

NORTHSTAR FINANCIAL PARTNERS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2007

	Common Stock	Paid In Capital	Accumulated Deficit
Balance at January 1, 2007	$ 70,000	$ 3,734	$ (7,193)
Net Income			36
Balance at December 31, 2007	$ 70,000	$ 3,734	$ (7,157)

Refer to Accountants' Audit Report and Notes to Financial Statements

NORTHSTAR FINANCIAL PARTNERS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Operating activities cash flows:	
Net income	$ 36
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash due to changes in:	
Accounts receivable	(15,221)
Accounts payable	15,961
Net cash provided by Operating Activities	776
Investing activities cash flows:	
Capital Expenditures	(4,170)
Net decrease in cash	(3,394)
Cash, beginning of year	29,028
Cash, end of year	$ 25,634

Refer to Accountants' Audit Report and Notes to Financial Statements

NORTHSTAR FINANCIAL PARTNERS, INC.

Notes to Financial Statements
December 31, 2007

Note A: Nature of Operations:

NorthStar Financial Partners, Inc. (the "Company") was incorporated in the State of Michigan on November 17, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of NorthStar Financial Enterprises, Inc. (a Michigan Corporation).

The Company also buys and sells securities on behalf of its customers in an introductory broker capacity, which does not involve any holding of such securities.

Note B: Summary of Significant Accounting Policies:

Revenue Recognition:

Commission income is recorded as earned with billed but not paid amounts reflected as accounts receivable.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis using estimated useful lives of five to seven years. Costs of major improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Gains and losses on dispositions of property and equipment are included in the determination of income.

Cash:

Cash consists of cash on hand and in banks. Cash includes funds held with the Company's clearing agent, Mesirow Financial Services as a clearing deposit. At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note B: Summary of Significant Accounting Policies:

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising:

The Company follows the policy of charging costs of advertising to expense as incurred. Advertising amounted to $736 for the year ended December 31, 2007.

Note C: Related Party Transactions:

The Company paid $295,500 in management fees during the year to NorthStar Financial Enterprises, the Company's parent. The fees are assessed on a monthly basis by the parent and represent charges for administrative services provided to the Company. The Company paid commissions to various related parties totaling $887,586 for the year ended December 31, 2007. The Company sub-leases office space from NorthStar Financial Enterprises for $1,794 per month. Total rent paid to NorthStar Financial Enterprises was $12,366 for the year ended December 31, 2007.

Note D: Common Stock:

The authorized, issued and outstanding shares of capital stock at December 31, 2007 consist of common stock at par value of $35 per share; 60,000 shares authorized and 2,000 shares issued and outstanding.

Note E: Income Taxes:

The Company files its tax return as a Federal corporation. No provision for income taxes has been included in these financial statements.

NORTHSTAR FINANCIAL PARTNERS, INC.

Notes to Financial Statements
December 31, 2007

Note F: Net Capital Requirements, Regulatory Matters:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $50,369 which was $45,369 in excess of its required net capital of $5,000.

There is no material difference between the computation of net capital as presented on Schedule A which follows the notes to the financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2007.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

Exemption:

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.

NORTHSTAR FINANCIAL PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission

For the Year Ended December 31, 2007

Total Ownership Equity:		
Common Stock and Paid in Capital		$ 73,734
Deficit		(7,157)
		66,577
Deductions - Non Allowable		
Furniture and equipment, net	$ 8,814	
Unsecured receivables, net	7,394	(16,208)
Net Capital		50,369
Minimum net capital		5,000
Excess net capital		$ 45,369

There were no material differences between the calculation of net capital above and the December 31, 2007 FOCUS report filing.

Refer to Accountants' Audit Report and Notes to Financial Statements

SKILLMAN, BOYLE, POLLACK, SMITH & GILROY P.L.C.
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17-A-5

Board of Directors
NorthStar Financial Partners, Inc.

In planning and performing our audit of the financial statements of NorthStar Financial Partners, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements' and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles, Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Skillman, Boyle, Pollack, Smith & Gilroy
Certified Public Accountants

END